

02007397

3/5/02

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NUMBER 8- 22947

REPORT FOR THE PERIOD BEGINNING January 1st, 2001 (MM/DD/YY) AND ENDING December 31st, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KNA Wells Fargo Van Kasper, LLC
FN Wells Fargo Securities, LLC

MAR 1 2002

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)
600 California St, Suite 170

(No. and Street)

San Francisco	CA	94108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurie Ohotto, Controller (612) 667-9566
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

90 South Seventh Street, Suite 4200	Minneapolis	MN	55402
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Laurie Ohotto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wells Fargo Van Kasper, LLC as of December 31st, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].


JEAN M. MASON
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2005

Laurie Ohotto
Name
Title
Controller

Jean M Mason
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

WELLS FARGO VAN KASPER, LLC AND SUBSIDIARY

Table of Contents



4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Governors and Member
Wells Fargo Van Kasper, LLC and subsidiary:

We have audited the accompanying consolidated statement of financial condition of Wells Fargo Van Kasper, LLC and subsidiary, a wholly owned subsidiary of Wells Fargo Investment Group, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Wells Fargo Van Kasper, LLC and subsidiary as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 25, 2002



WELLS FARGO VAN KASPER, LLC AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2001

(In thousands)

Assets

Cash	$	302
Receivable from brokers, dealers, and clearing organizations (note 3)		4,048
Other receivables		862
Securities owned, at market value (note 4)		75,782
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $2,313		2,328
Goodwill, net of amortization of $4,237		37,985
Other assets		2,001
Total assets	$	123,308

Liabilities and Member's Equity

Liabilities:		
Securities sold, not yet purchased, at market value (note 4)	$	698
Accrued compensation and related benefits		11,379
Other liabilities and accrued expenses		2,426
Total liabilities		14,503
Commitments and contingencies (note 6)		
Member's equity		108,805
Total liabilities and member's equity	$	123,308

See accompanying notes to consolidated statement of financial condition.

WELLS FARGO VAN KASPER, LLC AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition

December 31, 2001

(In thousands)

(1) Organization and Nature of Operations

Wells Fargo Van Kasper, LLC and subsidiary (WFVK) was formed on January 1, 2001 when WFVK's predecessor, First Security Van Kasper, Inc. (FSVK), was merged into WFVK. The merger was accounted for using the "as-if" pooling of interests method of accounting. WFVK is a wholly owned subsidiary of Wells Fargo Investment Group, Inc. (WFIG) whose ultimate parent in Wells Fargo & Company (WFC).

WFVK is registered with the Securities and Exchange Commission (the SEC) as a broker/dealer in securities and is a member of the National Association of Securities Dealers (NASD) and has branch offices located in the western regions of the United States. As of December 31, 2001, WFVK's primary activities are institutional brokerage, and trading, underwriting, and distribution of corporate securities. Van Kasper Advisors, a subsidiary of WFVK, is a registered investment advisor.

WFVK clears all securities transactions through WFI on a fully disclosed basis. WFVK does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

Effective January 1, 2001, when FSVK reorganized as WFVK, its parent, WFIG, assumed its income tax assets and liabilities.

On January 1, 2002, WFVK changed its name to Wells Fargo Securities, LLC.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Securities owned and securities sold, not yet purchased are recorded on a trade date basis at quoted market values.

(b) Fair Value of Financial Instruments

Substantially all of WFVK's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

(c) Receivables From or Payable to Brokers, Dealers, and Clearing Corporations

Receivables from or payables to brokers, dealers, and clearing corporations consist primarily of amounts receivable from WFI (related party clearing broker) for commissions and the contract value of securities which have not been delivered or received as of the date of the consolidated statement of financial condition and amounts receivable from other broker-dealers for corporate finance and underwriting transactions.

(d) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the term of the lease.

(In thousands)

(e) ***Other Receivables***

Other receivables includes forgivable loans made to investment executives and other revenue-producing employees, typically in connection with their recruitment. These loans are forgivable based on continued employment and are amortized over the life of the loan, which is generally three to five years, using the straight line or effective interest method.

(f) ***Income Taxes***

As a Limited Liability Company, WFVK is disregarded as an entity separate from its owner and its operations are included in the federal and state income tax returns of its parent, WFIG, the LLC's sole member. On July 31, 2001, WFVK transferred current and deferred tax assets with a value of $12,372 to its parent as a dividend-in-kind.

(g) ***Goodwill***

Goodwill represents the unamortized cost of acquiring net assets in excess of the appraised value of such assets at the date of acquisition. During the year ended December 31, 2001, WFVK amortized goodwill over fifteen to twenty-five years, using the straight-line method. Effective January 1, 2002, WFVK will no longer amortize goodwill in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets* (see note 2h). Management evaluates goodwill impairment in accordance with accounting principles generally accepted in the United States of America. In management's opinion, no impairment exists at December 31, 2001.

(h) ***Recent Accounting Pronouncements***

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which requires that an entity recognize all derivatives in the statement of financial condition and measure those instruments at fair value. Changes in such fair value are required to be recognized in earnings to the extent the derivative is not effective as a hedge. The FASB subsequently issued SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No 133*, which postponed initial application until fiscal years beginning after June 15, 2000. WFVK adopted SFAS No. 133 in 2001.

In September 2000, the FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, a replacement of SFAS No. 125, which revised the standards for accounting for securitizations and other transfers of financial assets and collateral. WFVK adopted SFAS No. 140 in 2001.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting. SFAS 141 also establishes how the purchase method is to be applied for business combinations completed after June 30, 2001. This guidance is similar to previous generally accepted accounting principles in the United States of America, however, SFAS 141 establishes additional disclosure requirements for transactions occurring after the effective date.

(In thousands)

SFAS No. 142 eliminates the amortization of goodwill associated with business combinations completed after June 30, 2001. Effective January 1, 2002, all goodwill amortization expense will cease and goodwill will be assessed (at least annually) for impairment at the reporting unit level by applying a fair-value-based test. WFVK will adopt SFAS No. 142 on January 1, 2002. Management is currently evaluating the impact of the statement on its financial position and results of operations.

(i) Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from such estimates.

(3) Receivable From Brokers, Dealers, and Clearing Organizations

Amounts receivable from to brokers, dealers, and clearing organizations consist of the following:

Receivable from WFI for clearing services	$ 973
Investment banking receivables from other broker-dealers	2,958
Other receivables	117
	$ 4,048

(4) Marketable Securities Owned

Marketable securities owned and marketable securities sold, not yet purchased consist of trading securities at quoted market values as follows:

	Owned	Sold, not yet purchased
Corporate bonds, debentures, and notes	$ 3,695	278
U.S. Government and government agency obligations	59,469	—
State and municipal obligations	6,914	—
Corporate stocks and money market investments	5,704	420
	$ 75,782	$ 698

Securities sold, not yet purchased represent obligations of WFVK to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as WFVK' ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized in the consolidated statement of financial condition.

(5) Related Party Transactions

In the ordinary course of business, WFVK enters into material transactions with other affiliates of WFC. During the year ended December 31, 2001, transactions with affiliates include costs incurred for employee benefit programs sponsored by WFC (note 8), clearing services, and operating expenses.

(In thousands)

WFVK uses WFI as a clearing broker for all securities transactions. Under the terms of the clearing agreement, WFVK pays or receives interest at rates approximating commercial lending rates on amounts payable to or receivable from WFI.

WFVK is charged for various services provided by affiliates.

During the year, Wells Fargo Investments, LLC (WFI), an affiliate of WFVK, acquired the net assets of the retail and discount brokerage operations of WFVK. WFI paid $43,683 which was equal to the net book value of the assets and liabilities acquired.

On January 1, 2001, WFVK transferred certain assets and liabilities relating to insurance operations to Wells Fargo Insurance, which is an affiliate of WFVK. WFVK received $14,196 which was equal to the net book value of assets and liabilities transferred.

On January 1, 2001, WFVK transferred a subsidiary, First Security Van Kasper Investments, Inc., to First Security Corporation, which is an affiliate of WFVK. WFVK received $10,859 which was equal to the net book value of assets and liabilities transferred.

In July 2001, an adjustment of $1,720 was made to goodwill related to a purchase price holdback clause (designed to cover certain contingencies including settlement of outstanding litigation and achievement of specific future earnings levels) for a prior acquisition.

(6) Commitments and Contingencies

WFVK leases certain office space and equipment under noncancellable operating leases. Future minimum rentals under the terms of the lease agreements are as follows:

December 31,		
2002	$	3,262
2003		2,869
2004		1,130
2005		1,160
2006		1,173
Thereafter		2,239
	$	11,833

In the normal course of business, there are various lawsuits, claims, and contingencies pending against WFVK which, in the opinion of management, will be resolved with no material impact on WFVK's financial position.

(7) Net Capital Requirements

WFVK is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires WFVK to maintain minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2001, WFVK's net capital was $57,602 which was $56,682 in excess of its required net capital of $920, defined as the greater

of $250 or 6 2/3% of total aggregate indebtedness, and had a percentage of aggregate indebtedness to net capital of 24%.

WFVK is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities*. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements is not required.

(8) Employee Benefits

WFVK participates in WFC's noncontributory defined benefit retirement plans that cover substantially all employees. The actuarial present values of accumulated plan benefits and net assets available for benefits relating to only WFVK's employees are not available.

WFVK's employees are eligible for benefits under WFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 18% of their pretax certified compensation, although certain employees who are considered "highly compensated" under the Internal Revenue Code may be subject to certain limitations. Participant salary deferral contributions are matched by the company 100% up to 6% of certified earnings. The matching contributions are invested in the WFC's common stock.

(9) Financial Instruments With Off-Balance-Sheet Risk

WFVK clears all transactions for its customers on a fully disclosed basis with a related party clearing firm that carries all customer accounts and maintains related records. Nonetheless, WFVK is liable to the clearing firm for the transactions of its customers. These activities may expose WFVK to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. WFVK maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

Customer securities transactions are recorded on a settlement date basis, which is generally three business days after the trade date. WFVK is, therefore, exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case WFVK may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon WFVK's consolidated statement of financial condition.

In the normal course of business, WFVK enters into underwriting commitments. WFVK had no open underwriting commitments at December 31, 2001.